
02046838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUE PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 7/1/02

For the month of July, 2002 *

LM Ericsson Telephone Company,
(Translation of registrant's name into English)

Telefonplan, S-126 25 Stockholm Sweden,
(Address of principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonaktiebolaget LM Ericsson,
(Registrant)

Date July 23, 2002,

By

Gary Pinkham
(Signature)

Gary Pinkham
Vice President

* Interim Report
Second Quarter Report 2002 (Period Ended June 30, 2002)



Second quarter report 2002
July 19, 2002

For the German market:
Notification pursuant to
Section 15 WpHG

Ericsson's second quarter report and the terms of the rights offering

- *Adjusted income before taxes of SEK -3.5 b. compared to -5.4 b. in the first quarter*
- *Intensified cost reductions lower operating expenses*
- *Rights offering funds fully underwritten through commitment of group of shareholders and bank underwriting*
- *Rights offering terms set at 1:1 with subscription price of SEK 3.80 per share*

PRO FORMA (excl. EPS)	Second quarter			Six months		
SEK b.	**2002**	**2001**	**Change**	**2002**	**2001**	**Change**
Orders	**35,3**	**54,4**	**-35%**	**77,2**	**123,7**	**-38%**
- Systems	31,2	51,0	-39%	68,9	113,8	-39%
- Other operations	6,3	6,2	2%	12,6	15,2	-17%
Sales	**38,5**	**55,5**	**-31%**	**75,5**	**105,3**	**-28%**
- Systems	34,8	51,1	-32%	68,1	95,4	-29%
- Other operations	6,0	7,5	-20%	11,7	15,5	-24%
Adjusted Operating Income [1]	**-2,7**	**-4,0**		**-7,2**	**-8,4**	
- Systems	-0,9	0,5		-3,7	2,4	
- Phones	-0,4	-4,5		-0,4	-10,0	
- Other operations	-1,0	0,4		-2,4	-0,2	
- Unallocated	-0,4	-0,4		-0,7	-0,6	
Adjusted Operating Margin [1]	**-7%**	**-7%**		**-10%**	**-8%**	
- Systems	-3%	1%		-5%	3%	
- Other operations	-16%	5%		-20%	-2%	
Adjusted Income Before Taxes [1]	**-3,5**	**-5,1**		**-8,9**	**-10,0**	
Net Income	**-3,5**	**-14,1**		**-7,2**	**-13,6**	
Earnings per share, diluted (SEK)	**-0,34**	**-1,81**		**-0,72**	**-1,75**	
Cash flow before financing activities	**-2,0**	**2,9**		**-6,0**	**-15,4**	
Number of employees				**76 221**	**94 146**	
[1] Adjusted for:						
- Capital gain, Juniper Networks	-	-		-	5,5	
- Non-operational capital gains	0,0	0,0		0,1	0,0	
- Restructuring charges net	-1,5	-15,0		-1,5	-15,0	

CEO COMMENTS

"We continue to plan our operations to return to profit at some point in 2003. In light of our lowered market expectations for this year, we have intensified the cost reductions that we started last year and are substantially ahead of schedule," says Kurt Hellström, President and CEO of Ericsson.

"We will continue reducing our costs until we can breakeven at sales levels around SEK 120 b. By the end of next year, we believe we will have a low enough cost base to return to profit. Our strategy is to focus on the two main systems tracks – GSM/WCDMA and CDMA/CDMA2000 – and the promising market for services. During the quarter, we won two more significant service contracts for network management services.

Although Sony Ericsson reports a loss for the quarter, we believe in the potential of this joint venture.

We have made significant progress toward the successful execution of our rights offering as Investor, Industrivärden and several other investors have committed to subscribe for a total of up to SEK 10 b. Further, a group of banks has agreed to underwrite the remaining SEK 20 b. As a result of these developments, the entire SEK 30 b. is fully underwritten.

With intensified cost reductions, a stronger balance sheet and a premier customer base, we are confident that we have the right strategy to restore profitability and reinforce our leadership in this long-term growth industry," says Kurt Hellström.

MARKET VIEW

We are convinced that global telecommunications, particularly wireless communication, is a long-term growth market.

Though strong subscriber growth continues, the demand for mobile systems and phones is expected to remain weak at least well into next year. Many operators are facing increasingly adverse funding conditions due to lowered credit ratings and pressure from the capital markets to improve cash flow and reduce debt levels. As a result, they are minimizing phone subsidies and limiting network expansion, which negatively affects replacement rates and quality of service.

Based on our preliminary estimates, approximately 45 million new subscribers were added worldwide during the second quarter. At this rate, we expect net subscriber additions this year to be at the lower end of our forecast of 175 to 215 – still in line with our long-term forecast of 1.8 billion subscribers by 2007.

In our first quarter report, we indicated that the market for mobile systems could decline by more than 10% this year. Our judgment of operators' investment plans imply that the market will decline by more than 15% this year. This is also reflected by our order and sales development during the quarter.

With a slow replacement rate, we believe the number of mobile phones sold during the quarter was approximately the same as in the first quarter at 85 million. We now expect the mobile phone market to be flat to down slightly compared to last year's 390 million units. We had previously estimated the market to be 400-420 million this year.

Our overall view of the wireline systems market for 2002 remains unchanged with an anticipated decline of more than 20%. However, we now expect the market for traditional circuit-switching equipment to shrink even more than the previously estimated 40%.

COST REDUCTIONS AND OPERATIONAL REALIGNMENT

During 2001, we initiated a company-wide cost reduction program, which was intensified earlier this year and is now ahead of schedule.

We continue to adapt the company to the current market situation. Cost reduction measures under our Efficiency Program were fully implemented by the first quarter 2002 which resulted in savings of SEK 20 b. on an annualized basis. Cost reduction measures targeting a further SEK 20 b. of annual savings are planned for implementation by the first quarter 2003. Additional measures generating SEK 10 b. of annual savings are planned for implementation by the third quarter 2003. By the end of 2003, we expect to have an operating expense run rate that would enable us to break-even at annualized sales levels of around SEK 120 b., although our goal is to return to profit at some time next year.

The total restructuring cost for 2002 and 2003, for actions to reduce operating expenses and cost of sales, is estimated to be SEK 17.5 b. of which the intensification of the initiatives represents an increase of SEK 7.0 b.

RIGHTS OFFERING

Based on the authorization granted by the extraordinary meeting of shareholders on June 6, 2002, the board of Ericsson has now set the terms of the rights offering. One share of series A or series B of Ericsson, held as of the record date of August 13, 2002, carries the right to subscribe for one new share of series B. The subscription price is SEK 3.80 per share. Equivalent terms are offered to holders of the Nasdaq-traded ADSs. The offering will raise approximately SEK 30 billion, before expenses.

Due to the current negative sentiment in stock markets in general and the telecom industry in particular, and in order to ensure the success of the rights issue, the Board of Ericsson has decided to have the rights issue fully underwritten.

Industrivärden and Investor, representing 7.4 percent of the share capital and 66.7 percent of the votes, have together undertaken to subscribe for SEK 8 billion of the rights issue. In addition, Alecta, Skandia Life, Second National Pension Fund and Third National Pension Fund, representing approximately 7.0 percent of eligible shares have undertaken to subscribe for their respective rights in the issue, corresponding to slightly more than an aggregate of SEK 2 billion.

The remaining SEK 20 billion is underwritten by a consortium of banks consisting of Morgan Stanley, SEB/Enskilda Securities, Goldman Sachs International, Handelsbanken Securities and Schroder Salomon Smith Barney.

The timetable and other details of the rights offering are described in a separate press release.

The company will use the proceeds from the offering for repayment of debt and to fund the intensified restructuring activities, after which payment readiness and equity ratio is expected to be at least as strong as today.

OPERATIONAL AND FINANCIAL REVIEW

In addition to the primary format, financial statements are also reported in a pro forma format. The primary format is based on Swedish GAAP (please see section Accounting Principles), and the previous year is restated for consolidation of finance companies previously accounted for according to the equity method. The pro forma format is presented to facilitate comparability between years and portrays results of operations as if capitalization of development costs was made on a continuous basis, and with results of operations transferred to Sony Ericsson October 1, 2001, reported in "Share in earnings of Associated companies and JVs." Comments below refer to pro forma statements unless otherwise indicated.

Systems

Orders booked declined by 17% and sales increased 4% compared to the first quarter 2002. Compared to the second quarter last year, orders declined 39% and sales 32%.

Sales of systems integration, network operations outsourcing and advisory services now account for 14% of Systems sales and grew by more than 15% compared to the second quarter last year.

Mobile Systems

Sales in the GSM/WCDMA track declined 13%, compared to the second quarter last year, maintaining our leading market position.

Sales in the U.S. were up by almost 50% from the first quarter, reflecting the transition from TDMA to GSM/GPRS. In Japan, J-Phone completed a soft-launch of an Ericsson WCDMA network on-schedule and is aiming for commercial launch in December 2002. A growing number of customers have launched MMS services in Europe and Asia. We have won over 30 commercial agreements and more than 90 MMS trials are underway.

Multi-Service Networks

Orders and sales continued to decline, primarily driven by weakness in the traditional circuit-switching equipment market in both Latin America and Western Europe. The decline compared to second quarter last year is around 60% for both orders and sales. Our new business unit structure will reduce our exposure to the circuit-switching business while still supporting our customers' migration to next generation packet switching.

Phones

Our 50% share of income from Sony Ericsson Mobile Communications is included in "Earnings from Joint Ventures and Associated Companies." The retained activities, including technology licensing and phone manufacturing in China, are reported as part of "Other Operations."

Sony Ericsson Mobile Communications (SEMC)

A high average selling price (ASP) was maintained with sales of SEK 8.8 b. and 5.0 million phones sold. However, the joint venture reported a loss of SEK 0.8 b., due to lower volumes, some product delays and increased marketing costs from the introduction of new products as well as branding activities.

Other Operations

Orders for Other Operations were flat, compared to both the first quarter 2002 and the second quarter 2001. Sales increased slightly sequentially but were down 20% compared to the same period last year with reductions in all areas but Defense systems. The operating margin was -16%, largely driven by unfavorable sales volumes for Microelectronics, Network Technology and Enterprise systems.

Our mobile phone platform business continues to develop with six licensing agreements so far. However, Mobile Platforms and Bluetooth are still below break-even as we continue to invest in these new businesses.

Restructuring activities continue in cables and enterprise systems and we have signed an agreement with Infineon for the sale of a large part of the Microelectronics operations.

CONSOLIDATED ACCOUNTS

Income

The gross margin improved during the quarter to 33%, partly related to reduced excess capacity costs.

Operating expenses excluding restructuring charges were 28% lower than second quarter last year and SEK 2.1 b. lower than in the first quarter this year, which reflects continued good progress in our cost savings activities.

SEK 1.5 b. of restructuring costs net were charged to income in the second quarter. For the ongoing cost reductions, SEK 0.4 b. were charged to cost of sales, and SEK 1.3 b. to operating expenses. A net positive amount of SEK 0.2 b. was related to restructuring of our previous handset business. Lagging costs of SEK 1.6 b. for inventory write downs, scrapping and warranty costs were offset by insurance compensation of SEK 1.8 b. related to damages as a consequence of a fire in a supplier's factory. The compensation, not recognized as revenue in 2001, has now been recognized upon final settlement.

Net effect of capitalization and amortization of development expenses on income before taxes was SEK -0.2 b. in the quarter (SEK 0.2 b.). However, in our primary accounts the net capitalization effect was SEK 1.0 b., due to lower amortizations, as capitalization for primary purposes began January 1, 2002.

Net effect of changes in foreign currency exchange rates compared to the rates one year ago was SEK 0.8 b.

The net capital loss of SEK 0.3 b. is mainly related to equipment scrapping and divestitures of equity investments. Non-operational capital gains were insignificant.

Share in earnings of joint ventures and associated companies amount to SEK -0.5 b., of which SEK -0.4 is related to Sony Ericsson Mobile Communications. The financial net improved to SEK -0.6 b. compared with SEK -0.8 b in the first quarter due to a lower net debt.

Adjusted income before taxes was SEK -3.5 b. in the quarter compared with SEK -5.4 b. in the first quarter and SEK -5.1 b. in the second quarter last year. Due to the effect of capitalization of development expenses, adjusted income before tax in our primary accounts was SEK -2.4 b. (-5.3).

Primary earnings per share, diluted, were SEK -0.72 (-1.75).

Balance sheet and financing

Our total gross customer financing exposure, on- and off-balance sheet, was stable compared to the previous quarter at SEK 27.7 b. Total customer financing risk provisions were SEK 6.6 b. at the end of the quarter.

This quarter we are also disclosing unutilized customer financing commitments. Our commitments are conditioned upon the customers meeting future operational or financial criteria. In some cases, incremental commitments become available to the customers as they sign additional contracts with us.

Our objective is to find alternative funding sources for our customers prior to the time of utilization, which in some cases are secured by Ericsson guarantees to the lending banks. We also seek to place portfolios of credits with third party lenders.

Unutilized commitments at the end of the second quarter were SEK 25.3 b.

Draw-downs of commitments are related to our shipments and are therefore spread over time. In our experience, this level of commitments has not materially increased our net exposure as repayments and transfers of drawn amounts normally balance the draw-down of unutilized facilities.

Repayment of loans and negative cash flow before financing activities resulted in a cash reduction of SEK 8.4 b. Payment readiness was 27% compared with 36%, and the equity ratio was improved by one percentage point compared to the end of the first quarter.

Current long-term ratings from Moody's and Standard and Poor's are Baa3 and BBB, respectively, whereas the short-term ratings are P-3 and A-3 respectively. Both agencies downgraded Ericsson in the second quarter. Downgrades increase our interest expenses and may trigger put options by lending banks of customer financing credits. Certain credit facilities were renegotiated during the quarter to exclude rating triggers.

Cash flow

Cash flow before financing improved by SEK 2.0 b. Working capital improved moderately with further reductions in receivables and we divested certain operating assets.

Days Sales Outstanding (DSO) improved to 101 from 108 days in the first quarter. Inventory turnover (ITO) improved slightly to 4.2, whereas capital turnover remained unchanged. Cash flow related to customer financing was SEK -0.8 b. In connection with finalizing a previous credit portfolio, cash collateral for secured customer financing of SEK 2.1 b. was released.

Net cash from divestitures in the quarter was SEK 0.7 b.

SEK 1.0 b. of the SEK 1.8 b. insurance compensation remains to be received in the third quarter.

OUTLOOK

In our first quarter report, we indicated that our Mobile Systems sales were expected to be in line with the market development of down by more than 10% during 2002. As described in the market view above, we now believe the market will decline by more than 15% this year. We also indicated that we expected to make a loss this year, excluding restructuring costs and non-operational items, and planned to manage the business to return to profit at some point in 2003 with ongoing cost reductions.

We believe that our sales will develop in line with our updated market outlook, resulting in a loss for 2002. With ongoing cost reductions, we still believe we can return to profit at some point in 2003.

Parent Company information

The Parent Company business consists mainly of corporate management and holding company functions. It also includes activities performed on a commission basis by Ericsson Treasury Services AB and Ericsson Credit AB regarding internal banking and customer credit management. The Parent Company has branch- and representative offices in 16 (15) countries.

Net sales for the period amounted to SEK 0.8 (2.7) b. and income after financial items was SEK 1.1 (9.4) b.

Major changes in the company's financial position were:

- Increased current and long-term commercial and financial receivables from subsidiaries of SEK 17.1 b.
- Increased short-term and long-term customer financing of SEK 4.9 b.
- Decreased cash and short-term cash investments of SEK 12.0 b.

The investments were financed primarily through increased internal borrowing of SEK 11.9 b. At the end of the quarter, cash and short-term cash investments amounted to SEK 37.0 (49.0) b.

In accordance with the conditions of the Stock Purchase Plan for Ericsson employees, 28,020 shares from treasury stock were distributed during the second quarter to employees who left Ericsson. Approximately 6 million shares of treasury stock of the total allotment for the employee stock purchase plan of 35 million shares are now reserved for the matching of employee investments. The holding of treasury stock at June 30, 2002 was 156,775,980 Class B shares.

Accounting principles

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 20, Interim reports.

We have changed accounting principles since our latest annual report.

The following Swedish GAAP recommendations are now implemented:

RR 1:00, Consolidated financial statements

RR 15, Intangible assets

RR 16, Provisions, contingent liabilities and contingent assets

RR 17, Impairment of assets

RR 19, Discontinuing operations

RR 21, Borrowing costs

RR 23, Related party disclosures

The only material effects of these new standards relate to RR1:00, regarding consolidation of controlled companies, and RR 15, regarding capitalization of development costs.

According to RR1:00 we have consolidated as subsidiaries certain finance companies previously accounted for under the equity method. We have restated previous year in our primary statements.

According to RR 15, starting from January 1, 2002 we have capitalized certain development costs. In accordance with this rule, we have not restated our primary accounts.

Since this capitalization generates incomparability between this period and previous periods in the primary accounts, we have decided to also present pro forma statements, where we have assumed that the principle of capitalization of such development costs had been applied in all periods. For this purpose, we have used the amounts for capitalized development costs we already calculated and used in previous periods' reconciliation to US GAAP.

Our pro forma statement is also adjusted to portray our operations as if the mobile phones operations transferred to the Sony Ericsson joint venture on October 1, 2001, were accounted for under the equity method for the whole year 2001.

Stockholm, July 19, 2002

Kurt Hellström

President and CEO

Date for next report: October 18, 2002

Auditors' Report

We have reviewed the Interim Report as of 30 June 2002 for Telefonaktiebolaget LM Ericsson (publ). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquires of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the Interim Report does not comply with the requirements in the Swedish Exchange and Annual Account Acts.
Stockholm, July 19, 2002

Carl-Eric Bohlin
Authorized Public Accountant
PricewaterhouseCoopers AB

Olof Herolf
Authorized Public Accountant
PricewaterhouseCoopers AB

Thomas Thiel
Authorized Public Accountant

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as "anticipates", "expects", "intends", "plans", "predicts", "believes", "seeks", "estimates", "may", "will", "should", "would", "potential", "continue", and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

A registration statement relating to our securities has been filed with the Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of any securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

Underwriters, may, at any time up to the latest time for acceptance and payment in full of the nil paid rights, engage in trading activity with a view to managing the risk of the rights issue. Such activity may include purchases and sales of securities of the Company (including the nil paid rights and ordinary shares) and related securities or instruments and be effected on any securities market, over the counter market, stock exchange or otherwise, in accordance with applicable law and regulation.

A glossary of all technical terms is available at: http://www.ericsson.com/about and in the annual report.

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President, Corporate Communications
Phone: +46 8 719 4044
E-mail: henry.stenson@lme.ericsson.se

Investors

Gary Pinkham, Vice President, Investor Relations
Phone: +46 8 719 00 00
E-mail: investor.relations@ericsson.com

Lars Jacobsson, Vice President, Financial Reporting and Analysis
Phone: +46 8 719 9489, +46 70 519 9489
E-mail: lars.jacobsson@lme.ericsson.se

Maria Bernström, Director, Investor Relations
Phone: +46 8 719 5340, +46 70 533 4750
E-mail: maria.bernstrom@lme.ericsson.se

Lotta Lundin, Manager, Investor Relations
Phone: +44 20 701 61 032, +44 7887 628 707
E-mail: lotta.lundin@clo.ericsson.se

Glenn Sapadin, Manager, Investor Relations
Phone: +1 212 685 4030
E-mail: investor.relations@ericsson.com

Media

Pia Gideon, Vice President, External Relations
Phone: +46 8 719 2864, +46 70 519 2864
E-mail: pia.gideon@lme.ericsson.se

Mads Madsen, Director, Media Relations
Phone: +46 8 719 0626, +46 70 666 2903
E-mail: mads.madsen@lme.ericsson.se

Åse Lindskog, Director, Media Relations
Phone: +46 719 9725, +46 730 244 872
E-mail: ase.lindskog@lme.ericsson.se

To read the full report, please go to:
http://www.ericsson.com/investors/6month02-en.pdf

ERICSSON
CONSOLIDATED INCOME STATEMENT - PRO FORMA

SEK million	Apr -June 2002	Apr -June 2001[1]	Change	Jan-June 2002	Jan-June 2001[1,2]	Change
Net sales	38,545	55,535	-31%	75,511	105,295	-28%
Cost of sales	-26,031	-35,405	-26%	-51,284	-64,746	-21%
Gross margin	12,514	20,130	-38%	24,227	40,549	-40%
Gross margin as percentage of net sales	32.5%	36.2%		32.1%	38.5%	
Restructuring costs	-438	-2,600		-438	-2,600	
Gross margin after restructuring costs	12,076	17,530		23,789	37,949	
Research and development and other technical expenses	-7,000	-11,461	-39%	-15,529	-20,968	-26%
Selling expenses	-5,033	-6,346	-21%	-10,625	-13,850	-23%
Administrative expenses	-2,505	-2,927	-14%	-5,157	-5,731	-10%
Capitalization of development expenses, net	-179	231		-243	227	
Operating expenses	-14,717	-20,503	-28%	-31,554	-40,322	-22%
Operating expenses as percentage of net sales	38.2%	36.9%		41.8%	-38.3%	
Restructuring costs	-1,274	-8,500		-1,274	-8,500	
Operating expenses including restructuring costs	-15,991	-29,003		-32,828	-48,822	
Capital gains/losses	-261	67		6	5,779	
Other operating revenues	298	713	-58%	802	998	-20%
Share in earnings of JV and assoc. companies	-524	-4,475		-580	-9,986	-94%
Restructuring costs net, phones	230	-3,900		230	-3,900	
Operating income *)	-4,172	-19,068		-8,581	-17,982	
Financial income	640	625	2%	1,529	1,859	-18%
Financial expenses	-1,210	-1,370		-2,892	-2,899	
Income after financial items	-4,742	-19,813		-9,944	-19,022	
Minority interest in income before taxes	-237	-287		-344	-472	
Income before taxes	-4,979	-20,100		-10,288	-19,494	
Taxes	1,498	6,033		3,091	5,848	
Net income	-3,481	-14,067		-7,197	-13,646	
*) Of which items affecting comparability						
Non-operational capital gains/losses, net	-3	-39		99	3	
Capital gain, Juniper Networks	0	0		0	5,453	
Restructuring costs, net	-1,482	-15,000		-1,482	-15,000	
Total	-1,485	-15,039		-1,383	-9,544	
Adjusted operating income	-2,687	-4,029		-7,198	-8,438	
Adjusted operating margin (%)	-7.0%	-7.3%		-9.5%	-8.0%	
Adjusted income before taxes	-3,494	-5,061		-8,905	-9,950	

1) Restated as if changed accounting principles in Sweden 2002 regarding capitalization of development costs had been applied also in previous years. Pro forma format also reflects results with parts of Phones transferred to the joint venture Sony Ericsson Mobile Communications, accounted for under the equity method.

2) Restated for reclassification of revenue between operating revenues and financial net (Q1 193, Q2 189, Q3 194, Q4 280 SEK million)

ERICSSON
CONSOLIDATED INCOME STATEMENT - PRO FORMA
ISOLATED QUARTERS

	2001[1,2]				2002	
SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Net sales	49,760	55,535	47,004	58,538	36,966	38,545
Cost of sales	-29,341	-35,405	-30,729	-42,648	-25,253	-26,031
Gross margin	20,419	20,130	16,275	15,890	11,713	12,514
Gross margin as percentage of net sales	41.0%	36.2%	34.6%	27.1%	31.7%	32.5%
Restructuring costs	0	-2,600	0	-2,258	0	-438
Gross margin after restructuring costs	20,419	17,530	16,275	13,632	11,713	12,076
R&D and other technical expenses	-9,507	-11,461	-9,749	-9,530	-8,529	-7,000
Selling expenses	-7,504	-6,346	-5,570	-8,165	-5,592	-5,033
Administrative expenses	-2,804	-2,927	-2,494	-2,950	-2,652	-2,505
Capitalization of development expenses, net	-4	231	-529	-1,833	-64	-179
Operating expenses	-19,819	-20,503	-18,342	-22,478	-16,837	-14,717
Operating expenses as percentage of net sales	39.8%	36.9%	39.0%	38.4%	45.5%	38.2%
Restructuring costs	0	-8,500	0	2,258	0	-1,274
Operating expenses incl. restructuring costs	-19,819	-29,003	-18,342	-20,220	-16,837	-15,991
Capital gains	5,712	67	-95	442	267	-261
Other operating revenues	285	713	549	902	504	298
Share in earnings of JV and assoc. companies	-5,511	-4,475	-4,018	-658	-56	-524
Restructuring costs net, phones	0	-3,900	0	0	0	230
Operating income *)	1,086	-19,068	-5,631	-5,902	-4,409	-4,172
Financial income	1,234	625	976	1,980	889	640
Financial expenses	-1,529	-1,370	-1,199	-2,491	-1,682	-1,210
Income after financial items	791	-19,813	-5,854	-6,413	-5,202	-4,742
Minority interest in income before taxes	-185	-287	-332	-351	-107	-237
Income before taxes	606	-20,100	-6,186	-6,764	-5,309	-4,979
Taxes	-185	6,033	1,857	1,981	1,593	1,498
Net income	421	-14,067	-4,329	-4,783	-3,716	-3,481
*) Of which items affecting comparability						
Non-operational capital gains/losses, net	42	-39	165	179	102	-3
Capital gain, Juniper Networks	5,453	0	0	0	0	0
Restructuring costs, net	0	-15,000	0	0	0	-1,482
Total	5,495	-15,039	165	179	102	-1,485
Adjusted operating income	-4,409	-4,029	-5,796	-6,081	-4,511	-2,687
Adjusted operating margin (%)	-8.9%	-7.3%	-12.3%	-10.4%	-12.2%	-7.0%
Adjusted income before taxes	-4,889	-5,061	-6,351	-6,943	-5,411	-3,494

1) Restated as if changed accounting principles in Sweden 2002 regarding capitalization of development costs had been applied also in previous years. Pro forma format also reflects results with parts of Phones transferred to the joint venture Sony Ericsson Mobile Communications, accounted for under the equity method.

2) Restated for reclassification of revenue between operating revenues and financial net (Q1 193, Q2 189, Q3 194, Q4 280 SEK million)

ERICSSON
CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-June		Jan-Dec
SEK million	2002	2001	2001
Net income and adjustments to reconcile net income to cash	-12,099	-25,696	-34,821
Changes in operating net assets			
Inventories	-995	14,750	20,103
Customer financing, short-term and long-term	1,151	-2,146	3,903
Accounts receivable	6,574	10,357	19,653
Other	-3,142	-18,178	-7,420
Cash flow from operating activities	-8,511	-20,913	1,418
Cash flow from investing activities	2,495	5,486	5,251
Cash flow before financing activities	-6,016	-15,427	6,669
Dividends paid	- 23	-4,098	-4,295
Other financing activities	-13,970	19,970	30,041
Cash flow from financing activities	-13,993	15,872	25,746
Effect of exchange rate changes on cash	-1,364	473	738
Net change in cash	-21,373	918	33,153
Cash and cash equivalents, beginning of period	68,924	35,771	35,771
Cash and cash equivalents, end of period	47,551	36,689	68,924

Pro forma restatements of Income Statement and Balance Sheet did not affect Cash flows.

ADJUSTED OPERATING INCOME AND OPERATING MARGIN BY SEGMENT BY QUARTER - PRO FORMA

SEK million

	2001 [1,2]				2002	
Year to date	**0103**	**0106**	**0109**	**0112**	**0203**	**0206**
Systems	1,962	2,442	2,559	1,104	-2,863	-3,738
Phones	-5,512	-9,964	-13,947	-14,649	0	-442
Other operations	-603	-243	-1,863	-5,111	-1,343	-2,318
Unallocated [3]	-256	-673	-983	-1,659	-305	-700
Total	**-4,409**	**-8,438**	**-14,234**	**-20,315**	**-4,511**	**-7,198**
Items affecting comparability:						
- Non-operational capital gains/losses, net	42	3	168	347	102	99
- Capital gain Juniper Networks	5,453	5,453	5,453	5,453	-	-
- Restructuring costs, net	0	-15,000	-15,000	-15,000	-	-1,482
Total	5,495	-9,544	-9,379	-9,200	102	-1,383

	2001 [1,2]				2002	
As percentage of Net Sales	**0103**	**0106**	**0109**	**0112**	**0203**	**0206**
Systems	4%	3%	2%	1%	-9%	-5%
Phones [4]	-	-	-	-	-	-
Other operations	-8%	-2%	-9%	-16%	-24%	-20%
Total	**-9%**	**-8%**	**-9%**	**-10%**	**-12%**	**-10%**

	2001 [1,2]				2002	
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**
Systems	1,962	480	117	-1,455	-2,863	-875
Phones	-5,512	-4,452	-3,983	-702	0	-442
Other operations	-603	360	-1,620	-3,248	-1,343	-975
Unallocated [3]	-256	-417	-310	-676	-305	-395
Total	**-4,409**	**-4,029**	**-5,796**	**-6,081**	**-4,511**	**-2,687**
Items affecting comparability:						
- Non-operational capital gains/losses, net	42	-39	165	179	102	-3
- Capital gain Juniper Networks	5,453	-	-	-	0	0
- Restructuring costs, net	-	-15,000	-	-	0	-1,482
Total	5,495	-15,039	165	179	102	-1,485

	2001 [1,2]				2002	
As percentage of Net Sales	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**
Systems	4%	1%	0%	-3%	-9%	-3%
Phones [4]	-	-	-	-	-	-
Other operations	-8%	5%	-27%	-32%	-24%	-16%
Total	**-9%**	**-7%**	**-12%**	**-10%**	**-12%**	**-7%**

Restated as if changed accounting principles in Sweden 2002 regarding capitalization of development costs had been applied also in previous

1) Pro forma format also reflects results with parts of Phones transferred to the joint venture Sony Ericsson Mobile Communications, accounted for under the equity method.

2) Restated for reclassification of revenue between operating revenues and financial net (Q1 193, Q2 189, Q3 194, Q4 280 SEK million)

3) "Unallocated" consists mainly of costs for corporate staffs, certain goodwill amortization and non-operational gains and losses

4) Calculation not applicable

ORDERS BOOKED BY SEGMENT BY QUARTER - PRO FORMA

SEK million

	2001[1]				2002	
Year to date	0103	0106	0109	0112	0203	0206
Systems	62,822	113,779	149,085	183,281	37,701	68,898
of which Mobile System	*54,731*	*98,568*	*129,932*	*161,433*	*35,008*	*63,253*
Multi-Service Networks	*8,091*	*15,211*	*19,153*	*21,848*	*2,693*	*5,645*
Other operations	9,011	15,211	19,983	27,411	6,268	12,575
Less : Intersegment orders	-2,524	-5,249	-7,231	-8,925	-2,076	-4,315
Total	**69,309**	**123,741**	**161,837**	**201,767**	**41,893**	**77,158**

Change	0203	0206
Systems	-40%	-39%
of which Mobile System	-36%	-36%
Multi-Service Networks	-67%	-63%
Other operations	-30%	-17%
Less : Intersegment orders	-	-
Total	-40%	-38%

	2001[1]				2002	
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Systems	62,822	50,957	35,306	34,196	37,701	31,197
of which Mobile Systems	*54,731*	*43,837*	*31,364*	*31,501*	*35,008*	*28,245*
Multi-Service Networks	*8,091*	*7,120*	*3,942*	*2,695*	*2,693*	*2,952*
Other operations	9,011	6,200	4,772	7,428	6,268	6,307
Less : Intersegment orders	-2,524	-2,725	-1,982	-1,694	-2,076	-2,239
Total	**69,309**	**54,432**	**38,096**	**39,930**	**41,893**	**35,265**

Change	Q1	Q2
Systems	-40%	-39%
of which Mobile Systems	-36%	-36%
Multi-Service Networks	-67%	-59%
Other operations	-30%	2%
Less : Intersegment orders	-	-
Total	-40%	-35%

NET SALES BY SEGMENT BY QUARTER - PRO FORMA

SEK million

	2001[1]				2002	
Year to date	0103	0106	0109	0112	0203	0206
Systems	44,367	95,429	138,576	188,697	33,323	68,104
of which Mobile Systems	*37,046*	*80,167*	*117,503*	*161,554*	*30,036*	*61,834*
Multi-Service Networks	*7,321*	*15,262*	*21,073*	*27,143*	*3,287*	*6,270*
Other operations	8,025	15,534	21,542	31,762	5,706	11,733
Less : Intersegment sales	-2,632	-5,668	-7,819	-9,622	-2,063	-4,326
Total	**49,760**	**105,295**	**152,299**	**210,837**	**36,966**	**75,511**

Change	0203	0206
Systems	-25%	-29%
of which Mobile Systems	-19%	-23%
Multi-Service Networks	-55%	-59%
Other operations	-29%	-24%
Less : Intersegment sales	-	-
Total	-26%	-28%

	2001[1]				2002	
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Systems	44,367	51,062	43,147	50,121	33,323	34,781
of which Mobile Systems	*37,046*	*43,121*	*37,336*	*44,051*	*30,036*	*31,798*
Multi-Service Networks	*7,321*	*7,941*	*5,811*	*6,070*	*3,287*	*2,983*
Other operations	8,025	7,509	6,008	10,220	5,706	6,027
Less : Intersegment sales	-2,632	-3,036	-2,151	-1,803	-2,063	-2,263
Total	**49,760**	**55,535**	**47,004**	**58,538**	**36,966**	**38,545**

Change	Q1	Q2
Systems	-25%	-32%
of which Mobile Systems	-19%	-26%
Multi-Service Networks	-55%	-62%
Other operations	-29%	-20%
Less : Intersegment sales	-	-
Total	-26%	-31%

[1] *Pro form format reflects parts of Phones transferred to Sony Ericsson Mobile Communications.*

ORDERS BOOKED BY MARKET AREA BY QUARTER - PRO FORMA

SEK million

	2001[1]				2002	
Year to date	**0103**	**0106**	**0109**	**0112**	**0203**	**0206**
Europe, Middle East, Africa*	37,329	59,083	81,096	92,702	19,493	37,184
North America	6,191	10,473	14,830	24,635	7,003	12,837
Latin America	11,581	20,847	24,731	31,083	4,846	8,195
Asia Pacific	14,208	33,338	41,180	53,347	10,551	18,942
Total	**69,309**	**123,741**	**161,837**	**201,767**	**41,893**	**77,158**
* Of which Sweden	1,827	4,665	5,654	8,675	2,437	4,943
* Of which EU	25,289	40,610	50,814	57,057	8,877	21,316

Change	**0103**	**0106**	**0109**	**0112**	**0203**	**0206**
Europe, Middle East, Africa*					-48%	-37%
North America					13%	23%
Latin America					-58%	-61%
Asia Pacific					-26%	-43%
Total					**-40%**	**-38%**
* Of which Sweden					33%	6%
* Of which EU					-65%	-48%

	2001[1]				2002	
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**
Europe, Middle East, Africa*	37,329	21,754	22,013	11,606	19,493	17,691
North America	6,191	4,282	4,357	9,805	7,003	5,834
Latin America	11,581	9,266	3,884	6,352	4,846	3,349
Asia Pacific	14,208	19,130	7,842	12,167	10,551	8,391
Total	**69,309**	**54,432**	**38,096**	**39,930**	**41,893**	**35,265**
* Of which Sweden	1,827	2,838	989	3,021	2,437	2,506
* Of which EU	25,289	15,321	10,204	6,243	8,877	12,439

Change	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**
Europe, Middle East, Africa*					-48%	-19%
North America					13%	36%
Latin America					-58%	-64%
Asia Pacific					-26%	-56%
Total					**-40%**	**-35%**
* Of which Sweden					33%	-12%
* Of which EU					-65%	-19%

NET SALES BY MARKET AREA BY QUARTER - PRO FORMA

SEK million

	2001[1]				2002	
Year to date	**0103**	**0106**	**0109**	**0112**	**0203**	**0206**
Europe, Middle East, Africa*	23,357	48,575	69,642	97,133	17,606	36,666
North America	5,528	11,077	16,984	25,190	4,072	10,135
Latin America	7,707	16,716	22,408	32,096	4,311	7,416
Asia Pacific	13,168	28,927	43,265	56,418	10,977	21,294
Total	**49,760**	**105,295**	**152,299**	**210,837**	**36,966**	**75,511**
* Of which Sweden	1,492	3,135	4,397	6,656	1,974	4,559
* Of which EU	14,901	30,568	43,626	59,206	10,867	21,935

Change	**0103**	**0106**	**0109**	**0112**	**0203**	**0206**
Europe, Middle East, Africa*					-25%	-25%
North America					-26%	-9%
Latin America					-44%	-56%
Asia Pacific					-17%	-26%
Total					**-26%**	**-28%**
* Of which Sweden					32%	45%
* Of which EU					-27%	-28%

	2001[1]				2002	
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**
Europe, Middle East, Africa*	23,357	25,218	21,067	27,491	17,606	19,060
North America	5,528	5,549	5,907	8,206	4,072	6,063
Latin America	7,707	9,009	5,692	9,688	4,311	3,105
Asia Pacific	13,168	15,759	14,338	13,153	10,977	10,317
Total	**49,760**	**55,535**	**47,004**	**58,538**	**36,966**	**38,545**
* Of which Sweden	1,492	1,643	1,262	2,259	1,974	2,585
* Of which EU	14,901	15,667	13,058	15,580	10,867	11,068

Change	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**
Europe, Middle East, Africa*					-25%	-24%
North America					-26%	9%
Latin America					-44%	-66%
Asia Pacific					-17%	-35%
Total					**-26%**	**-31%**
* Of which Sweden					32%	57%
* Of which EU					-27%	-29%

[1] *Pro form format reflects parts of Phones transferred to Sony Ericsson Mobile Communications.*

NUMBER OF EMPLOYEES BY SEGMENT BY QUARTER - PRO FORMA

	2001[1]				2002	
	0103	0106	0109	0112	0203	0206
Systems	75,897	77,448	72,111	68,525	66,301	61,392
Other operations	18,623	16,284	16,167	16,286	15,315	14,383
Unallocated	440	414	394	387	396	446
Total	**94,960**	**94,146**	**88,672**	**85,198**	**82,012**	**76,221**

Change	0203	0206
Systems	-13%	-21%
Other operations	-18%	-12%
Unallocated	-10%	8%
Total	**-14%**	**-19%**

[1] *Pro forma format reflects parts of Phones transferred to Sony Ericsson Mobile Communications.*

EXTERNAL ORDERS BOOKED BY MARKET AREA AND SEGMENT

SEK million

Year to date 2002	Systems	Other	Total	Share of Total
Europe, Middle East & Africa	30,696	6,488	37,184	48%
North America	12,276	561	12,837	16%
Latin America	7,533	662	8,195	11%
Asia Pacific	17,699	1,243	18,942	25%
Total	**68,204**	**8,954**	**77,158**	**100%**
Share of Total	88%	12%	100%	

EXTERNAL NET SALES BY MARKET AREA AND SEGMENT

SEK million

Year to date 2002	Systems	Other	Total	Share of Total
Europe, Middle East & Africa	30,698	5,968	36,666	49%
North America	9,703	432	10,135	13%
Latin America	6,808	608	7,416	10%
Asia Pacific	20,229	1,065	21,294	28%
Total	**67,438**	**8,073**	**75,511**	**100%**
Share of Total	89%	11%	100%	

TOP 10 MARKETS IN ORDERS AND SALES

Year to date 2002

Orders	Share of total orders
United States	16%
China	9%
Sweden	6%
Saudi Arabia	5%
Italy	5%
United Kingdom	5%
Spain	4%
India	4%
Mexico	3%
Germany	3%

Sales	Share of total sales
United States	13%
China	12%
Italy	7%
Sweden	6%
Japan	5%
United Kingdom	4%
Mexico	3%
India	3%
Saudi Arabia	3%
Germany	3%

ERICSSON
CONSOLIDATED INCOME STATEMENT

SEK million	Apr-June 2002	Apr-June 2001[1)]	Change	Jan-June 2002	Jan-June 2001[1,2)]	Change
Net sales	38,545	62,780	-39%	75,511	118,712	-36%
Cost of sales	-26,031	-44,482	-41%	-51,284	-82,837	-38%
Gross margin	12,514	18,298	-32%	24,227	35,875	-32%
Gross margin as percentage of net sales	32%	29%		32.1%	30.2%	
Restructuring costs	-438	-5,000		-438	-5,000	
Gross margin after restructuring costs	12,076	13,298		23,789	30,875	
Research and development and other technical expenses	-7,000	-12,438	-44%	-15,529	-23,009	-33%
Selling expenses	-5,033	-7,489	-33%	-10,625	-16,142	-34%
Administrative expenses	-2,505	-3,482	-28%	-5,157	-6,789	-24%
Capitalization of development expenses, net	910	0		1,915	0	
Operating expenses	-13,628	-23,409	-42%	-29,396	-45,940	-36%
Operating expenses as percentage of net sales	35.4%	37.3%		38.9%	38.7%	
Restructuring costs	-1,274	-10,000		-1,274	-10,000	
Operating expenses including restructuring costs	-14,902	-33,409		-30,670	-55,940	
Capital gains/losses	-261	67		6	5,779	
Other operating revenues	298	768	-61%	802	1,099	-27%
Share in earnings of JV and assoc. companies	-524	-23		-580	-22	
Restructuring costs net, phones	230	0		230	0	
Operating income [*)]	-3,083	-19,299		-6,423	-18,209	
Financial income	640	625	2%	1,529	1,859	-18%
Financial expenses	-1,210	-1,370	-12%	-2,892	-2,899	
Income after financial items	-3,653	-20,044		-7,786	-19,249	
Minority interest in income before taxes	-237	-287		-344	-472	
Income before taxes	-3,890	-20,331		-8,130	-19,721	
Taxes	1,171	6,102		2,443	5,916	
Net income	-2,719	-14,229		-5,687	-13,805	
Earnings per share, basic (SEK)	-0.34	-1.80		-0.72	-1.75	
Earnings per share, diluted (SEK)	-0.34	-1.81		-0.72	-1.75	
[*)] Of which items affecting comparability						
Non-operational capital gains/losses, net	-3	-39		99	3	
Capital gain, Juniper Networks	0			0	5,453	
Restructuring costs, net	-1,482	-15,000		-1,482	-15,000	
Total	-1,485	-15,039		-1,383	-9,544	
Adjusted operating income	-1,598	-4,260		-5,040	-8,665	
Adjusted operating margin (%)	-4.1%	-6.8%		-6.7%	-7.3%	
Adjusted income before taxes	-2,405	-5,292		-6,747	-10,177	

1) Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies with a controlling interest.

2) Restated for reclassification of revenue between operating revenues and financial net (Q1 193, Q2 189, Q3 194, Q4 280 SEK million)

ERICSSON
CONSOLIDATED BALANCE SHEET

SEK million	*June 30* 2002	*Dec 31*[1)] 2001	*June 30*[1)] 2001
Fixed assets			
Intangible assets			
Capitalized development expenses	1,915	0	0
Other	10,795	13,066	13,644
Tangible assets	14,197	16,641	25,345
Financial assets			
Equity in JV and associated companies	2,416	3,135	1,197
Other investments	2,302	3,101	3,050
Long-term customer financing	6,589	7,933	11,662
Other long-term receivables	26,649	16,571	9,603
Total fixed assets	64,863	60,447	64,501
Current assets			
Inventories	23,697	24,910	31,975
Receivables			
Accounts receivable - trade	44,862	57,236	69,782
Short-term customer financing	5,843	6,833	8,687
Other receivables	31,412	39,171	52,201
Short-term cash investments, cash and bank	47,551	68,924	36,689
Total current assets	153,365	197,074	199,334
Total assets	218,228	257,521	263,835
Stockholders' equity	59,338	68,587	76,626
Minority interest in equity of consolidated subsidiaries	3,270	3,653	3,610
Provisions	32,879	32,935	34,149
Long-term liabilities	37,395	54,886	54,684
Current liabilities	85,346	97,460	94,766
Total stockholders' equity, provisions and liabilities	218,228	257,521	263,835
Of which interest-bearing provisions and liabilities	68,714	89,879	84,728
Net debt	21,163	20,955	48,039
Assets pledged as collateral	1,347	10,857	12,438
Contingent liabilities	12,307	12,299	12,439

1) Restated as if changed accounting principles in Sweden 2002 regarding consolidation of companies with an controlling interest.

ERICSSON
CHANGES IN STOCKHOLDERS' EQUITY

SEK million	Jan-June 2002	Jan-Dec[1] 2001	Jan-June[1] 2001
Opening balance	68,587	91,686	91,686
Stock issue	-	155	155
Conversion of debentures	-	11	9
Repurchase of own stock	-	-156	-156
Dividends paid	-	-3,954	-3,954
Gains on sale of own options and convertible debentures	-	-	-
Changes in cumulative translation	-3,562	2,110	2,452
Net income	-5,687	-21,264	-13,805
Other changes	-	-1	239
Closing balance	**59,338**	**68,587**	**76,626**

1) Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies with a controlling interest.

ERICSSON
OTHER INFORMATION

SEK million	Jan-June 2002	Jan-Dec 2001	Jan-June 2001
Number of shares and earnings per share			
Number of shares outstanding, basic, end of period (million)	8,066	8,066	8,065
Number of shares outstanding, diluted, end of period (million)	8,142	8,147	8,153
Number of treasury shares , end of period (million)	157	157	157
Average number of shares, basic (million)	7,909	7,909	7,909
Average number of shares, diluted (million)*	7,985	7,988	7,988
Earnings per share, basic (SEK)	-0.72	-2.69	-1.75
Earnings per share, diluted (SEK)*	-0.72	-2.69	-1.75
Ratios			
Equity ratio, percent	28.7	28.1	30.4
Capital turnover (times)	1.0	1.5	1.4
Accounts receivable turnover (times)	3.0	3.4	3.2
Inventory turnover (times)	4.2	4.8	4.4
Return on equity, percent	-17.7	-26.5	-32.8
Return on capital employed, percent	-6.7	-14.3	-19.9
Days Sales Outstanding	101	88	97
Other			
Additions to tangible fixed assets	1,587	8,726	5,990
- Of which in Sweden	335	3,794	2,438
Total depreciation on tangible and intangible assets	3,279	7,860	3,633
- Of which goodwill	535	1,123	483
- Of which capitalized development expenses	82	0	0
Orders booked	77,158	221,477	136,665
Export from Sweden	45,962	121,277	63,673
Exchange rates used in the consolidation			
Euro - average rate	9.15	9.26	9.04
- closing rate	9.11	9.37	9.21
USD - average rate	10.18	10.36	10.15
- closing rate	9.13	10.63	10.87

** Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.*